Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

VNU
Analyst, Investor & Media Meeting
10 August 2005
Overview
Rob van den Bergh
Chief Executive Officer, VNU
•	VNU had a very good first half year, with strong organic revenue growth of 6%, driven in particular by the high organic growth of 11% in our Media Measurement group.

•	Growth of the Marketing Information group was 4% in the first half year, which will accelerate in the second half. EBITDA growth was 11% organically.

•	Trade shows continue their strong performance, though the advertising markets are mixed.

•	VNU and IMS announced their intention to merge a few weeks ago, which was well received during our road shows.

•	I am happy to say that our outlook for the full year is good, with top-line and EBITDA organic growth expected to be equal to that of the first half year.
We are happy with the first half year, and we are fully focused to deliver the full year.
Financial Overview
Rob Ruijter
Chief Financial Officer, VNU
I. Financial Highlights
Revenues grew 6% organically and on a constant currency basis, and EBITDA growth was 11%. We are being helped on EBITDA by some items that were included last year related to restructuring as part of Project Atlas. Excluding that, EBITDA still grew 9.5%. EPS are down 2% on last year, but clearly the impact of the deconsolidation of World Directories, which is no longer with us, needs to be taken into consideration. In the first half of 2004, the operating income from World Directories was €37 million. We also saw growth in the EBITDA margin.
II. Group Results
1. Marketing Information (MI)
Organic growth in the first half year was 4%, and we expect that growth to accelerate in the second half of this year, driven by the AC Nielsen business, as well as in advisory services, where we expect a better second half than what we saw in the first half year. Revenue growth was above average in all of the regions, with the exception of Europe, where the economic environment continues to be challenging. Revenue growth was above average in all regions, with the exception of Europe, where the economic environment continues to be challenging.

Analyst, Investor & Media Meeting	VNU
At the same time, we continue to invest significantly in the expansion of our Homescan panel in the US, our panel in Europe, and the rollout of the European factory. Taking out the reorganisation charges that were included in 2004, our EBITDA is about flat year-on-year, but given the investment in Panel and the cost associated with the rollout of the data factory in the first half of 2004, the comparison in the first half of 2005 is negatively influenced. Such a comparison will be more favourable in the second half, because we had already begun preparation for the rollout of the data factory in the second half of last year. Nevertheless, we are quite pleased with the EBITDA development in this division.
The outlook for the whole of this issue is for organic growth of 4-5%, which would reflect that accelerated growth in the second half of this year.
2. Media Measurement and Information (MMI)
Media Measurement and Information saw strong organic revenue growth of 11%, driven by Nielsen Media Research (NMR) and the continued rollout of the Local People Meter (LPM). NetRatings also had a good performance in the first half in terms of revenue development. The EBITDA margin increased from 27% to almost 28%, which we are clearly pleased with. The results from the AGB Nielsen Media Research joint venture are now included in the results from associates and are no longer consolidated, so our International Television Audience Measurement business has been deconsolidated in 2005.
The outlook for MMI is a top-line organic growth of at least 10% for the whole of this year — a continued strong performance.
3. Business Information (BI)
Business Information saw organic revenue growth of 3%. We see a somewhat patchy pattern there, certainly on the publishing side of our activities. We experienced good performance in titles such as Adweek and Hollywood Reporter, and Intermediair and Accountancy Age in the Netherlands. However, all other markets where we are active are currently extremely sluggish, and even recruitment is starting to flatten out slightly in this area. The strong EBITDA growth in Business Information was really driven by the continued performance of our trade show activity in the US.
The outlook for this growth is organic growth of about 4% for the year in total, which is up slightly on the first half, which saw 3% organic growth.
III. Credit Information
We have adjusted our interest cover target range to 5-7; previously, under Dutch GAAP, it was 6-8, but a few changes have had to take place under IFRS, which I will return to shortly. In our loan documentation, we have to be in excess of three but, for the full year, we expect about 6.1, so we are very comfortably within the range there.
Following the announcement of the intended merger with IMS, Standard & Poor’s confirmed our BBB rating. Moody’s indicated that they want to review us, most likely in late September or early October, and they will consider whether or not to downgrade us. A one-notch downgrade by Moody’s would bring us level with BBB rating at Standard & Poor’s.
Net debt now stands at just over €1.1 billion, following the buyback programme earlier in January.
IV. Other Financial Items
1. Free Cash Flow
a. Debt buyback programme
Free cash flow in the first half was €42 million, compared to €79 million last year — a reduction of almost a half. There are several reasons for that: first, the debt buyback programme had an impact insofar as, as part of the debt buyback

10 August 2005	2

Analyst, Investor & Media Meeting	VNU
programme, we had to pay accrued interest on the redemption of the bonds, which put a lot of the interest payment cash-out in the first half year, whereas it was normally in the second half year.
b. Restructuring provision
The other element that we need to take into consideration is the fact that we had a restructuring provision that we took in Europe towards the end of last year, and many of the associated payments were made in the first half of 2005.
c. World Directories
Last, World Directories’ cash flow is no longer present, following our sale of that business.
2. Effective Tax Rate
The effective tax rate was 23% in the first half, and is expected to be about 24% for the full year.
3. Capital Expenditure
Our capital expenditure for the year is still around the €200 million mark that we guided previously.
V. IFRS
1. Reconciliation of Equity
a. Delayed publication of IFRS numbers
We only released our IFRS comparative numbers yesterday. Given the due diligence around IMS, we had to concentrate on US GAAP numbers, which meant that we were late with our IFRS numbers. We had hoped to release the information a few weeks ago, but we were unable to do so. Given that we are late, if you have any technical questions, please email them to us. During the course of next week, we would like to hold a conference call with analysts to explain in greater detail the variations between Dutch GAAP and IFRS.
b. Deferred tax liability for identified intangible assets
One of the biggest changes to equity is the fact that we had to set up a deferred tax liability related to the intangible assets that we have, such trade names and titles. This represents around €1.6 billion. If we sold those, the theory is that we would have to pay tax. It is not the case in the Netherlands, because we have the affiliation privilege here; however, the tax rules oblige us to put that deferred tax liability there, which is why we have created a tax liability of €500 million and why we reiterate here that it will never lead to a cash-out. This was demonstrated when we sold World Directories, because we clearly had to adjust 2004. In 2004, when we sold World Directories, the intangibles did not lead to an extra tax charge.
c. Revenue recognition
Revenue recognition is also somewhat different under IFRS. It has an impact on equity of about €170 million, but a P&L impact from that change is immaterial. In fact, for the full year 2004, it had an effect of only €6 million, and we would expect a similar effect from that change in 2005 as well.
2. Reconciliation of Net Earnings
a. Goodwill, amortization and impairment charges
The goodwill, amortization and impairment charges are no longer accounted for under IFRS, and are being replaced by amortization on the intangible assets that I just mentioned: trade names, customer relationships, trade shows and trade publications.

10 August 2005	3

Analyst, Investor & Media Meeting	VNU
b. Deferred taxes for identified intangible assets
As a result of the tax deferred liability I mentioned, we have to release that to income. The effect on 2004 was about €58 million. Again, I am not happy with it, but the accounting rules force us to do this. There is a difference between 2003 and 2004 which has to do with the timing of the restructuring. Under Dutch GAAP, we included that in 2003; under IFRS, it was not possible, and we had to include it in 2004, which is why some of the comparatives are helping us there.
c. Provisions
Looking at the comparisons between Dutch GAAP 2004 and IFRS 2004, under IFRS, World Directories has been deconsolidated for the whole year, and our 50% subsidiaries are no longer consolidated.
3. IAS 39 and 32: Effect on Interest
The IAS pronouncements around financial instruments also have an impact on the financial cost line. You would expect a benefit in our interest line of about €25 million, due to the lower debt position that we have; however, at the same time, given that we are valuing all our loans and derivatives on a fair-value basis, there is a decrease in the fair value in the first half year, which is something we cannot really influence. Also, dividend payments on preferred shares are now classified as interest. These two items together have an impact of about €21 million, which is why, year on year, where you would expect a lower interest charge, it actually stays the same, due to the fair value consequences of IAS 39 and 32.
VI. Cost Saving Initiative: ‘Project Five’
1. Further Opportunity to Drive Sustainable Productivity
I would like to finish by talking about further cost initiatives we are taking. It starts off with MI (Marketing Information), but some of these initiatives may well be applied further throughout the company as well.
2. Expansion of Outsourcing and Offshoring
The single most important item that we have identified is the opportunity of further expanding the outsourcing and offshoring process that we already started in Project Atlas. Beyond outsourcing and offshoring, there are other opportunities, such as expanding our shared service activities and better leveraging our technology. However, for this presentation, as an illustration, I would like to concentrate on the [inaudible] environment.
3. 300 Jobs Outsourced
MI has begun Project Atlas, as part of which they have offshored about 300 jobs: 200 are outsourced and 100 are captive in ACNielsen in India for other ACNielsen activities in this initial rollout. Atlas was related to the US and has to do with a number of activities that took place there.
4. Application in Multiple Aspects of MI’s Processes
The offshoring may be expanded even further, however, one example being shared services.
5. MI Group: Building on Offshoring Successes Already Captured
In terms of offshoring and what we have already done, we have already completed the systems development and information output for the 300 jobs that we have already outsourced in India. We now want to roll that out to other regions, such as Europe, and to other activities, such as Advisory Services. At the same time, we also want to go one step further, on the data collection and input side, as well as on the client service support side, by offshoring more of our activities to India.

10 August 2005	4

Analyst, Investor & Media Meeting	VNU
6. MI’s Offshoring Expansion: Putting VNU in Line with Other Leading Companies
This is not ‘rocket science’. We are starting with 200; the initial number that we now have in mind would bring us to a reasonably comparable level with many other companies in service industries. We need to manage it carefully, but it can be done, as we have demonstrated with what we already have in place.
7. Staged Expansion Plan for Offshoring
We have offshored 200 jobs and we see, over the next year, the possibility of offshoring a further 500, followed by about 300 a year, on the basis of what I have just said. We need to do further work in this area in terms of making the plans more precise, which is also why I am merely giving you a qualitative statement without putting numbers against what we aim to achieve at this stage.
VII. Outlook 2005
We expect organic growth to be at 6% for the year as a whole, and EBITDA is expected to be at about the same level as for the first half, which is around 11%. Earnings per share will be in the 85-90-cents range, excluding currency fluctuations, financial gains and losses that might take place, because we would have to fair-value account for the loans and derivatives that we have. As you may have seen in the press release, we are paying an interim, cash-only dividend of 12 cents per share.
Strategic Overview
Rob van den Bergh
I. Strong First Half Organic Revenue Growth
1. Strong First-Half Performance
a. Solid top-line growth
I would like to reiterate what Rob said: we had a strong first half year and I am very happy that all business units contributed to our success. I am especially happy with Business Information, which had been under pressure in previous years, but which generated 3% revenue growth in a somewhat mixed market. Full-year expectations are very positive, as Rob said, with 6% revenue growth.
b. Strong EBITDA growth
I will not spend much time on Media Measurement, since Susan Whiting has travelled from New York to talk about this with you, but I would say that I am extremely happy with its strong revenue and EBITDA growth. What they have done in the first half year is quite unique. The rollout of the local People Meter is going very well.
c. Solid MI revenue growth
The Marketing Information group performed in line with expectations and will deliver similar margins to last year. Revenue growth was good, at 4%, but slightly less than 5%. The second half will pick up and we should see revenue growth of 5%, and full-year growth of 4-5%.
2. Progress on Major Initiatives
We are making three significant investments to drive future growth, which affect current EBITDA growth:

10 August 2005	5

Analyst, Investor & Media Meeting	VNU
•	The European panel.

•	The expansion in France, the UK and Germany.

•	Continuing investment in retailer products and services.
There are several key initiatives which should drive top- and bottom-line growth in the second half:
•	The US MegaPanel, which is well underway, with full-year revenues expected to increase nicely.

•	All panel initiatives are going well, particularly the one in Brazil.

•	The new European factory is up and running in the Netherlands.

•	Scandinavian countries are using the new I-Sites as a front end to their existing factory.

•	M&A product launches and product pipeline will significantly drive Advisory growth.
II. Improving in Virtually Every Region and Business Unit across the Group
1. Emerging Markets
MI is delivering a very healthy performance. We are profiting from our full coverage around the world. Emerging markets, Asia-Pacific and South Africa are high-growth markets for us, and they are improving revenue and income substantially.
2. Developed Markets
Developed markets are delivering solid growth, and the US and Europe continue to expand market share. Europe continues to manage some tough issues, building the platform for improved growth.
3. Advisory Services
Advisory Services business units are leveraging across VNU and will continue to be a growth engine for our company. Successes include the DecisionSMART product, which has been well received in the marketplace and will drive revenue growth; the launch manager will be launched in the second half of this year and we have high expectations from it.
III. Consumer Panel Initiatives: Strengthening our Market-leading Position
1. Key in Generating Consumer Insight
VNU is the global authority on consumer behaviour. Consumer panels are very important to our business, which is why we continue to invest in them. Consumer insight is becoming increasingly important to our clients, and consumer panels are key in generating consumer insights. In addition, Panel is a very important ingredient for our Advisory Services. It is true for both VNU and IMS, which is one of the reasons for bringing the two companies together.
2. Continuing Investment
We are continually investing in extending our panels:
•	The US MegaPanel expansion to 125,000 is on track.

•	In Europe, we are making key expansions in the UK, Portugal, France, Spain and Germany.

10 August 2005	6

Analyst, Investor & Media Meeting	VNU
•	In South America, our panel in Brazil is very important for us, and is on track.
3. Innovation
At the same time, we are investing in improving our panels through innovation. Project Apollo leverages the US MegaPanel to provide a comprehensive view of media impact on consumers’ buying patterns. iScan panels capture out-of-home consumption, which is critically important for beverage, snacks and tobacco clients.
IV. New European Factory Progressing against Realistic Rollout Plan
1. Major Milestones Achieved
I am happy to say that we are currently on target. Early experiences with the European factory show a dramatic improvement, increasing client flexibility, providing access any time, anywhere, allowing for cross-category reporting, and providing multi-country views, which is very important for our larger clients.
2. Full Launch and Rollout
The first commercial launch of our new factory took place in the Netherlands, and this will be followed by launches in Belgium, France and UK. The rollout will take until 2007 to be completed. Operational deployment is underway in Belgium, France and the UK this year, and we are well on track against this target.
3. I-Sights
I-Sight delivery has been completed in the Netherlands and Scandinavia, and clients have reacted positively.
4. Second-Half Comparables
In financial terms, second-half comparables will be stronger, given that double running costs start in the second half of 2004.
V. Advisory Services: Delivering Enhanced Consumer Insights; Fuelling Growth
1. Leveraging Opportunities across VNU
Advisory Services is leveraging opportunities across VNU and is a key growth engine going forward. Advisory Services is producing increasing improved results, with full-year revenue growth expected to be in the high single digits. BASES and Claritas are showing solid growth, with Spectra even stronger growth. The second half is expected to be better.
2. Modelling & Analytics
We established Modelling & Analytics as a global business unit to improve harmonisation and product launch speed: harmonising our efforts in developing best-of-breed methodologies, and the speed to global rollout of our key products.
3. Leveraging Technology
We see technology as a key enabler in terms of data integration capabilities, Business Intelligence applications and speeding up critical client decision-making across multiple functions and levels of client organisation. Our recently announced merger with IMS will accelerate Advisory Services even more quickly.

10 August 2005	7

Analyst, Investor & Media Meeting	VNU
VI. Performance Update: BI Highlights
1. Progress
a. Advertising pages
I already said I was happy with revenue and EBITDA growth in this business unit, but the markets are still difficult. Advertising pages are strong in the Hollywood Reporter and Adweek group, and for Intermediair, but the situation remains difficult in some segments in the US and Europe.
b. Trade shows
Trade shows are still our bright spot in group, showing great margins. Show attendance in square feet is increasing and we have launched successful new shows.
2. Focus Areas
The US and Europe are collaborating to develop the right business model; there are many changes in this area and, together, they are trying to work out a new model to incorporate rich data and information services and to leverage VNU assets and resources. Several e-media properties are testing product pilots. This is all going well and should drive further revenue growth in the coming years.
VII. Key Initiatives: Making Solid Progress
1. Transforming the Portfolio
There is no change in VNU’s strategy: first, we are busy transforming the portfolio. The announced merger with IMS is a perfect example of this. The road show was well received.
2. Enhancing Operational Performance
We are fully focused on enhancing operational performance, and Rob gave good insight into what we are trying to do to decrease our cost base. There is more to come.
3. Building Future Growth
However, building our future growth is the key to everything we do. We are expanding our coverage to the very important growth markets of China, India, Brazil and Russia. We are building Advisory Services to drive innovative and value-added products. We will continue to drive new growth by working together with all the assets we have.
VIII. Summary: Strong Position and Positive Outlook
In conclusion, it is not surprising that VNU is in a strong position:
•	We have demonstrated good organic revenue and EBITDA growth again this half year. We have strong expectations for the full year, with 6% revenue growth and EBITDA at the same level as in the first half year: 10% for MMI, 4-5% for MI, and about 4% for Business Media.

•	We have a unique position as a global player, active in over 100 countries. Our international clients are also active in these countries, so we are able to serve them in even the smallest markets.

•	We are financially healthy.

•	We will strengthen our senior management team through the merger with IMS.

•	We are moving up the value chain with value-added services, from where we can generate the most profit.

10 August 2005	8

Analyst, Investor & Media Meeting	VNU
•	We have a very focused portfolio, with three strong legs and, hopefully, soon, with four.
Overall, the board is very optimistic for the rest of 2005. I am now pleased to introduce to you Susan Whiting, who will talk to you about the fantastic revenue growth seen in MMI.
MMI Overview
Susan Whiting
President & CEO, Nielsen Media Research NMR
Executive Vice-President — MMI, VNU
I. Strong First-Half Results
1. Organic Revenue Growth
Thank you and good morning. I am here to report on the first half of the year for the MMI group. As Rob has already told you, we had very strong results. We saw organic revenue growth of 11%, coming from various factors which I will discuss in further detail later. The key drivers have been:
•	The expansion of the National People Meter (NPM) panel in the US, growing from 5,000 to 10,000 homes.

•	The expansion of People Meters into the top 10 of the 210 markets that we measure in the US.

•	The continued strength of NetRatings, driven by its MegaPanel.

•	New products such as Nielsen Sports, Nielsen Place*Views and Nielsen Interactive.
2. Organic EBITDA Growth
Together, these have resulted in organic EBITDA growth of 19%. There is further upside as we look at some of these businesses, which has come particularly from Nielsen Media Research NetRatings and Nielsen Ventures. We will also talk about efficiency across the business units.
II. First Half Highlights and Performance Drivers
1. Media Measurement
a. Local People Meters
Local People Meters are devices that we use to measure who is watching TV and what is on each TV set, 365 days a year, in the top US cities. We are now live in seven of them. We are also expanding our national panel, which is used to produce ratings for the networks, cable networks and studios, and which are used by major advertisers and agencies. That is now 75% complete and on schedule.
b. Univision
We signed a contract with Univision — a premier Hispanic broadcaster in the US — producing a welcome turnaround from the position a year ago when we were in litigation with them. They have not only dropped their lawsuit, but we have a contract with them for People Meter and other services.

10 August 2005	9

Analyst, Investor & Media Meeting	VNU
c. Time Warner
We extended a landmark Time Warner agreement that we signed a number of years ago, covering all of their local and national businesses.
d. Active/Passive Meter rollout
We have rolled out our Active/Passive Meter, which is the underlying metering system we use to collect what is on each TV set. This is the meter we developed for digital television. We began to deploy it in April this year.
e. Quality initiatives
We have implemented many quality initiatives, improving the way in which we collect information from homes and who we collect it from. This involves investing in people and in systems.
f. Audio Audit
We have acquired Audio Audit in the US, which does commercial verification. Commercial verification tracks a TV spot to ensure that an advertiser knows that it actually ran on the TV station at the correct time and for the correct duration.
g. BBC
We acquired a Dutch advertising information company called BBC.
h. AGM NMR
We closed our AGB NMR transaction in February, which I will discuss shortly. The China portion has also closed.
III. Washington DC
1. F.A.I.R. Ratings Bill/Television Viewer Protection Act 2005
I cannot avoid mentioning some of the reaction in the US to our People Meter service. Without dwelling on it for too long, the concern is that some legislation has been introduced, saying that TV ratings should have accreditation or approval before changes made to the system are launched. We have always had accredited services and have always had them audit. We have not waited for final accreditation because it is not required and has never been required; this bill would change that. We oppose the bill, but more importantly, so do every major advertiser, ad agency, cable company, many minority broadcasters and many of our clients, as well as many community leaders who are concerned about the fact that this could change the ability to introduce better TV ratings.
2. Wide Support for NMR’s Position
As a result, we have had Congressional hearings, but I think there is growing support for our position here. Our feeling is that we will abide by a voluntary code of conduct, which we have always abided by, and this is one of those occasions when there is a lot of change in the marketplace and we are moving into [inaudible] channels are viewed — not just the traditional ones — which has resulted in a lot of controversy and a lot of money being spent on lobbying. I think, however, that we have done a very good job of getting our message out. Most importantly, the people whose money this is — the advertisers — oppose this legislation.

10 August 2005	10

Analyst, Investor & Media Meeting	VNU
IV.	First Half Highlights and Performance Drivers

1.	Entertainment

a.	Live Theatrical Research
In Entertainment, we launched a Live Theatrical Research Business. We measure movies and other productions, and we are now getting into the research side of live Broadway theatre.

b.	Nielsen Mobile
We launched Nielsen Mobile — a business that measures the sale of ring tones which, in the US, is a $4 billion business.
c.	Full service research facility
We launched our third full service research facility in Las Vegas, which is where we conduct research with consumers.
d.	Interactive Entertainment
Our Interactive Entertainment group continues to build upon the success in video games, which is another very large market.

2.	Internet
•	We continued the success of the MegaPanel launch.

•	Client renewals reached 83% in the second quarter.
V. Key Initiatives: Foundation for Growth
1. Coverage Expansions
a. Time-shifting; video on demand
There are a number of critical areas we are focusing on. The first is coverage expansion: the idea that we can either measure TV and other media in more geographies, or we can expand the way we measure that in terms of the technology we use, such as the measurement of digital video recorders and TiVo-like devices, or the measurement of video on demand, which is a growing request from clients in the US and other markets.
b. International growth
We can look at new geographies in terms of international expansion, which we are doing with the products we have announced.
c. Internet measurement
Internet measurement is critical to where the media business is going.
2. Technology Advances
a. Digital TV; Active/Passive Meter
We also look at technology advances because so much of what is changing in our business is being driven by consumer technology. We have to be there and be ready, so we are looking at ways of continuing to ensure that we can measure the things we do today and the things that we do in the future.

10 August 2005	11

Analyst, Investor & Media Meeting	VNU
b. Advertising Intelligence
We also want to ensure that we can help advertisers understand globally where there advertising is occurring and how.
3. Media ROI (Return on Investment)
Our clients are asking about return on investment: how they guarantee that their marketing dollars are having impact. This has been a critical question for a long time, and the two projects that address it are Project Apollo and Commercial Verification.
4. New Products and Services
We continue to look at new businesses such as Nielsen Outdoor and Nielsen Ventures.
VI. Coverage Expansion
1. Television Audience Measurement
a. Local People Meters
This is not a new business, and we have been using People Meters for almost 20 years nationally in the US. However, bringing that technology, which advertisers asked us to do 15 years ago, to the top 10 markets, has been quite a noisy expedition, albeit a successful one. We are currently in seven of the top 10 markets, operating live and providing data every day. We started in Boston and, most recently, in Washington DC and Philadelphia.
We have agreements with all the major station groups and cable operators; the advertisers and agencies have wanted this for a long time, so we continue that rollout process. In January 2006, we will extend coverage to Detroit and Dallas, and to Atlanta in the summer, thereby completing coverage to the top 10 markets. There have been discussions about future markets but, until we complete these initial markets and have more conversations with more clients, there is nothing new to report in this respect.
b. National People Meter expansion
As I said previously, we are on target to double our National People Meter panel, because people are watching so many more channels of TV that, to have more accurate information, we need larger samples.
2. International Television Audience Measurement
a. China
People Meter is another measurement globally. We have expanded significantly in China, which is a very exciting market for us. We are expanding from 11 People Meter markets to 84 cities in 17 provinces. We believe that there is a very strong opportunity for an independent ratings company alongside the incumbent provider. Our role has always been to be the independent arbiter of information on TV, which we will continue to invest in.
b. AGB Nielsen Media Research
We closed our deal with AGB, meaning that we have a joint venture operating our TV measurement system in 30 countries. The transaction is complete, now that we have closed the China portion. The integration began in February and we are looking at operating systems, technology and sales across the different countries.
c. IBOPE
We are also a minority investor in IBOPE, which covers Central and South America.
Putting these pieces together globally, we are involved in measuring 70% of global advertising expenditure, which is a very significant contribution to our strategic aims, and makes us the clear global leader in TV audience measurement.

10 August 2005	12

Analyst, Investor & Media Meeting	VNU
VII. Technology Advances: Digital TV and the Active/Passive Meter
1. Multiple Media Entry Points
A lot of what is changing is technology, so to ensure that we continue to be in a position to provide what clients need, we need to continue investing in innovative technology. As long as 10 years ago, we knew that, with digital TV, we would need to have a new metering platform, which we do — our Active/Passive Meter. This allows us to do things like measure digital video recording, video on demand, and other innovations as they are introduced. However, consumers will be able to view TV in many different places, not just on their TV set at home, so we have to look at their PCs, cell phones, PDAs, etc.
2. Technology
We must also ensure that we work with the people who are providing changing technology, such as satellite providers, cable system operators and digital broadcasters, all of which has required new metering systems which we will continue to invest in.
3. Explosion of Viewing Sources
This provides an opportunity, since each of the new video on demand channels needs to be measured in order to have a metric available for advertisers or programmers. We started measuring time-shifted viewing in April this year in our top markets, and will start measuring in our national service from January 2006. Time-shifted viewing allows an advertiser and a programmer to understand what can be done when viewers have total control over how they watch a programme.
4. Interactive Television
Interactive television has been talked about for a long time, but we know how to measure it.
VIII. Media ROI: New Single Source Model
1. Project Apollo
a. Goal
We talked a little about ROI. A lot of money is spent on marketing to consumers and on television. Many advertisers feel that the single biggest initiative, other than selling their products and ensuring that they maintain and grow their market share, is making sure that they are looking efficiently at their marketing dollars.
b. Arbitron/VNU joint venture
One way to do this is a joint venture between VNU and Arbitron, called Project Apollo. The idea is to measure consumers in the US, looking at their media habits as well as their purchase behaviour, using the ACNielsen Homescan panel, to analyse the same consumer’s behaviour, their use of the media, and their product purchases. It uses Arbitron’s PPM (Personal Portable Meter) and ACNielsen’s Homescan panel.
c. US pilot
The pilot is on schedule to begin at the end of this year and we are in the process of signing up advertisers.
2. Commercial Verification
That is not all, and there is much information that Nielsen and other VNU companies produce that is used in models by advertisers today to look at ROI. We have also looked at commercial verification: ensuring that a TV ad bought by a client ran when it was supposed to and enabling the client to adjust if it did not. This was the idea behind the AudioAudit acquisition. Our clients, as a result, are now being given a better, fuller view of their media expenditure.

10 August 2005	13

Analyst, Investor & Media Meeting	VNU
IX. New Products and Services: Nielsen Outdoor
1. Proprietary GPS Technology
Speaking of media spend, much is spent on outdoor advertising. One of the exciting projects we have been working on, which started with a technology and client need, is the measurement of outdoor advertising, where we have produced proprietary global satellite positioning (GPS) device that an individual consumer would carry around with them for, say, a week, and that would allow us to know where that consumer drove or walked. We then overlaying that with what billboards and other outdoor advertising media they passed, because we know where they went. Although the technology is not, the process is that simple and straightforward.
2. Tests
We did this test with the support of the Outdoor Advertising Association. We did a test in 2003 in South Africa. We did a broader test in Chicago and are planning to release the information from that test in October. That information goes to everyone in the industry and we are currently working with the major outdoor advertising companies to come up with the business model to launch the service.
3. Rollout
Our plan is to start launching this in the top markets in the US in early 2006. We have also had interest and are participating in tenders in other markets, including South Africa and Australia. There is also a lot of interest in Western Europe, and this is an area where you will see us report more growth in the future.
X. Innovation: Nielsen Ventures
1. Four New Businesses
a. Sponsorship Scorecard
We have a group called Nielsen Ventures which looks at other opportunities to grow new businesses. In the last two years, we successfully launched four new businesses. Sports Scorecard has attracted a lot of attention. Given the volume of promotion seen on TV during sports matches, aside from regular advertising, there was no way to quantify the value of that exposure, and so much money is spent with no measure. As we have spoken to teams and advertisers, they found this a very interesting idea. We have a number of very high-profile clients who have signed up for this service in the US, and you will see more on that.
b. Place Views
We have also started measuring product placement, such as the placement of Coca-Cola in a film or TV show as a promotion. We are concerned that people are avoiding commercials and we are beginning to measure that product placement with Place Views.
c. Corporate Executive Board/VNU Best Practices
We also have a service that we are developing with the Corporate Executive Board, a private company that does best practices with major corporations around the world. VNU has many interesting insights into consumers, so we are beginning to produce analytical reports with the Corporate Executive Board, which include a ‘Who’s Who’ of major companies interested in this.
d. FanLinks
We are looking at a combination of a information from our ACNielsen Homescan panel and interviews about sports, and putting that together in FanLinks.

10 August 2005	14

Analyst, Investor & Media Meeting	VNU
2. Key Benefits to Clients
•	Clients are looking at advertising dollars and we are helping them to determine value in areas that have not had a metric.

•	It optimises planning and creative strategies for advertisers.

•	It identifies the audience and who is using and who is interested in a product.

•	It verifies that it is actually occurring.
XI. Nielsen/NetRatings
1. Strong First-Half Results
Nielsen/NetRatings has had very strong first-half results: revenue increased by 21% over the first half a year ago and we ordinarily narrowed the gap of loss. Most importantly, the business is growing. Client renewals continue at a good pace and we continue to invest in a lot of new services, including MegaPanel and Adrelevance. We have been very aggressive in protecting our patent portfolio, which is an important area in many of these information businesses.
2. Well Positioned for Remainder of Year
We are, therefore, well positioned for the rest of the year. We are expecting annual growth of 16-20% and targeting profitability at a run rate at the end of this year.
3. Product Portfolio
The NetRatings business has two components: a media research business used to determine the composition of an audience, and a marketing research component, which allows you to look at activity and behaviour, and the transactions that occur on the internet. These are two different businesses, both of which are very important. MegaPanel falls under the marketing research side and, given Rob’s earlier comments about the MI group and how we are the global panel leader, this is another example of where our panels are a priority.
4. MegaPanel Update
•	MegaPanel tracks nearly one million people across the US, the UK, France and Germany.

•	It delivers new information. For companies which want to understand better how consumers use their products, we need a large panel to do that, and we look at behaviour, demographics and e-commerce.

•	It complements the audience measurement side, which is just the broad demographics of who [inaudible].

•	It extends our analytical capabilities.

•	In particular we are focusing on financial services, retailing and the search area, and you will hear more about this as more clients sign on to this service.
XII.Summary
•	We delivered a very strong first-half operating performance.

•	We have a lot of new products and services that position our group for a strong second half, as well as for sustainable long-term growth.

•	Investments in technology will enable us to meet the changing demands of the marketplace.

10 August 2005	15

Analyst, Investor & Media Meeting	VNU
•	NetRatings should also continue its strong growth in the second half.

•	NetRatings has established a strong platform for growth, targeting EBITDA profitability for the full year in 2006.
Questions and Answers
[Mathias Helling?], Kepler[?]
What do you expect for free cash flow for the full year? Secondly, I know you are not fond of talking about future margins for your businesses, but are you confident that the margin in MMI will be higher this year than last? Finally, I understand that you cannot quantify the cost savings from Project Five, but what are the minimum cost savings you have budgeted for from the project?
Rob Ruijter
In March we said that we would see free cash flow of approximately €250 million per year. I think this year it will be a bit lower, perhaps between €225-250 million, because of the restructuring we had announced previously. We already saw a large part of that come out in the first half of the year.
I do not really want to start quantifying Project Five at this stage. Double-digit millions will be associated with it, which is all I am prepared to say at this stage. We really need to do more work on that.
Rob van den Bergh
We do not give guidance anymore on MI, but I can assure you that this year we will the make the same margin as last year.
[Michas Rowe?], ABN Amro Asset Management
Could you update us on the market share of the MI division in the US for Information Resources, Inc (IRI) versus ACNielsen? Secondly, related to the media business, could you explain why you decided to proceed without Media Rating Council (MRC) accreditation and making yourselves so vulnerable to criticism? I have also read that the LPM samples are much smaller than the old diary samples, which implies that you are setting yourself up for the criticism that we have seen.
Rob van den Bergh
Market share during the first half has not changed much. In the US, IRI is a competitor with whom we have had good battles during the first half of the year, but the clients have not changed. In Europe, it is a bit plus or minus. I would say that market share in the US has stayed the same at roughly 53% for us and 47% for IRI. In Europe, we are in 18 countries and they are in six, so it is difficult to talk about market share.
Susan Whiting
The MRC is an independent group which is made up of all of our clients, but only 90 out of our 4,000 clients in the US, which basically reviews and processes audits and then votes together on whether you will be ‘accredited’. There is a long history of this practice, which started 40-plus years ago. Every Nielsen service has always applied for accreditation. It is a process, and it has traditionally required that a new service — for example, a Meter/Diary market or a diary market — be up and operating fully, then an audit is done to determine if you are actually doing what you say, if you are actually disclosing how you do it, and if you are focused on continuous improvement. That has been the requirement. We have always applied for accreditation; we have always done the audits.

10 August 2005	16

Analyst, Investor & Media Meeting	VNU
When we introduced People Meters in Boston, the MRC did not make a formal change but the members — who are, again, a number of our important clients — decided that, going forward, they would like to see accreditation — the vote on an audit result — occur before we went ahead with the market and commercialised it. That was never the process or plan before, and it is not how the business is operated with any other companies — television, radio, or magazine. Since you have to be up and operating your service before it can be audited, that implies that you operate two services simultaneously for a long period of time. We have many clients who disagree with the point of view that there should be a mandatory accreditation; the MRC’s own guidelines say that it is voluntary, and they are not asking for mandatory accreditation before you launch a service. This has been played up particularly by the News Corp side as a way of slowing down the implementation of something that advertisers, agencies, and many of our clients think should have been done a long time ago.
We obviously are committed to quality and process, and we have a very transparent business model which is more transparent than any other business I know of, except perhaps some pharmaceuticals. Our clients know exactly what they are getting when they buy our service. The end result is that we will be doing audits before we roll out future markets, but we cannot be held hostage to the accreditation process because we do not know when this group of clients would accredit the service. That applies to any other company getting into the business, as well.
Secondly, I am totally mystified by the sample size argument. In the markets where we are putting People Meters, which are the top 10 markets, they had a Meter/Diary service; we have almost doubled the meter panels in almost every case to go to People Meter service. Diaries were only put into those markets for four or five months of the year; now we have a service such that where you might have had 500 household metres every day and diary samples, where people keep a diary for a week, put into the market for six months of the year. For the other six months there was absolutely no information about who watches television. The People Meter service now has 800 households every day, 365 days per year, providing demographic information, which is a significant improvement on any statistical or analytical level. I am not sure where that comment came from.
Reinier Westeneng, SNS Securities
The strong performance of MI in the first half was primarily driven by the roll-out of the LPM and the NPM, as well as the expansion of the panel. Taking into account that the NPM will be rolled out further in 2006 and that you will have the full-year benefits of the expansion of the panel in 2006, will the 10% growth be sustainable in 2006? Secondly, you said that you are the only independent company in China. As far as I know, Taylor Nelson is the other company. What makes them less independent than NMR? Could you give examples of other countries where two companies are successful in providing television audience measurement information? Thirdly, you are more than halfway through the roll-out of the LPM, and you said that you expect to make a decision in the future about what to do with the other top ten to top fifty markets. On what will this decision depend? Is it about technology or what your clients want? Finally, the sales of Nielsen Entertainment were somewhat depressed. What have the developments in the first half been?
Susan Whiting
The growth in 2006, coming off the strong performance we have had, is a question which has been asked every year since I have been in the senior management of this company. A number of different things allow us to continue to grow. We do expect similar growth next year, but it is obviously dependent on a lot of the things I talked about. We have expanding panels, we have new services to measure, and we have new channels to measure. We have a lot of new opportunities. We expect to continue similar growth. It may not be exactly the same, but it should be similar.
There are two companies operating in China; we are one of them and Taylor Nelson, which has a close association with some of the broadcasters that have close associations with the Chinese government, is also there. We have very strong advertiser and agency support, as well as some broadcast support. As far as I know, the only major market currently in the world where you have two different television rating services operating is in China. In general, clients eventually decide that they want one currency. However, if you have read some of the interesting testimony in the US, clients are always saying they would like more competition, but they have not to date been willing to pay for it. Ultimately, clients decide what they want to pay for, and different competing services offer that.
We currently measure 210 markets in the US, which range from very small cities with 20,000 residents to New York City. We offer diaries, meters and diaries, and People Meters; we are testing PPMs and a lot of other technology. Eventually, we would like to have more electronic measurement in more markets because we believe that is the best thing to do given all the technological changes taking place, but our clients have to be able to participate and pay for it, and advertisers have to approve it. It is a process, and as you can see in what has happened in the last year and a half, it

10 August 2005	17

Analyst, Investor & Media Meeting	VNU
is not a process that is always as smooth as we would like. We will be and have been talking to clients about different technologies and markets, but no decisions have been made. We would obviously come back with investment plans and everything else. It would depend on client support, but it is about getting the technology that is best fit for what clients want to do for the best measure. A combination of things is taken into consideration when making that decision.
Nielsen Entertainment is looking better this year on a number of different fronts thanks to a combination of the different services that are being launched and those we are working on. In terms of contract negotiation and competition, they have certainly had some strong competition and, as a result, we have had to have some price concessions, but this year looks much better than last year.
Annemijn Fokkelman, ING
Am I correct that the further cost savings potential from shared services and technology is not yet in that 1,500 people number? When do you expect to get cost savings from shared services and technology? Will you need a reorganisation charge for the offshore plans you referred to? Secondly, Susan mentioned accrediting the ratings was under consideration in the Senate and would prohibit new product launches. Could you explain more fully why that is? Finally, is there a first half/second half phasing effect in your exhibitions business?
Rob Ruijter
Shared services was not included in that number, nor was leveraging technology in what I showed on the last slide, which is only tentative. Whether it will lead to a reorganisation or restructuring charge, I do not know at this stage. It is increasingly difficult under the new accounting rules to have reorganisation charges. Inevitably, it will lead to layoffs in one place if you want to leverage that, but it is far too early at this stage to know the timing, let alone the precise impact. I cannot give any guidance at this stage.
Susan Whiting
The proposed legislation in Washington says that any change in the television measurement ratings by any company who does television measurement would have to be accredited before it was actually implemented and used commercially. Today, there is a process you negotiate whereby you operate an old Meter/Diary system and a new People Meter system side-by-side in a market like New York for a number of months so clients can understand the differences and plan their advertising changes. If you had to operate side by side for an indefinite period of time, which is what this proposed legislation would have happen, it could be for a year, it could be for two years, or it could be for a very long period of time. I cannot imagine many companies wanting to invest in new technology or change without any clear timeline for that change. That same reading of the proposed legislation has been echoed by other research companies and people, which is why a significant number of people oppose this legislation. It really does inhibit change, both on Nielsen’s part and other companies.
Rob van den Bergh
The second half is a bit stronger for exhibitions than the first half, but it is not much different.
[Bart Handleton?], Cheuvreux
Coming back to B2B, would you expect advertising in certain areas to be stronger in the second half? You mentioned recruitment in Europe, which you would expect to be weaker, but you would still expect the overall growth rate to strengthen. Secondly, there seemed to be a few one-off financial charges in the first half. Do you expect the higher level of financial charges to appear in the second half? There should also be a book loss appearing on the termination of the former credit lines. Where would we find that? Thirdly, I was surprised that free cash flow under IFRS was lower than it was under old accounting standards. Is there a relationship with the lower free cash flow guidance right now? Finally, you state now in the appendices that depreciation charges include amortisation. Do you have these figures for depreciation of tangible assets?

10 August 2005	18

Analyst, Investor & Media Meeting	VNU
Rob van den Bergh
It is difficult to give a general picture. Recruitment in Europe was strong in the first half, but I am not sure that will continue. The summer months are a bit sluggish, but there is no reason to be pessimistic. We had a strong first half, but I am not sure it will continue with the same strength. There is no reason to be pessimistic about Hollywood Reporter; they had a good first half and will continue to do so. Some segments in the US and in Europe were a little bit sluggish, such as IT, and there is no reason to believe that will be better in the second half. The same is true for retail and food. However, you have to remember that ad revenues represent less than 2% of the whole and therefore do not have much of an impact. 80% of the business information results come from trade shows, which are looking very good. We are quite confident with those somewhat negative comments on a few segments we will still do well overall.
Rob Ruijter
In the first half we had the impact of the fair value change, but giving you guidance for the second half is impossible because it depends on how currencies and interest rates develop. If they stay stable at the 30 June level, there would be zero impact. Beyond that, I cannot give any guidance. You are quite right, and perhaps I should have emphasised that.
In January we announced a book loss from the buyback of approximately €32 million, but now you see a €3 million book loss. That has to do with IAS 32 and 39 and that the fact that the EU has not finally approved that you can use a fair-value option, which the banks had to ask for. We feel that is a better representation and means that, in the comparative numbers, we had to adjust all the loans to their fair value. Therefore, the €3 million you see now is the difference in the fair value between 1 January and 25 January on which we repaid the value change between those two dates.
Free cash flow is one of the anomalies of IFRS. The main reason the free cash flow is lower is that we no longer consolidate the cash flow from World Directories and associates. The associates, which are only reflected below the operating line, are not part of the free cash flow definition under IFRS. It was already treated as a discontinued operation in 2004.
We will come back to you on the depreciation and amortisation, perhaps next week on the call.
Participant
Do you now hold a joint conference with analysts and the press in order to save on costs?
Rob Ruijter
We are trying to be efficient.
Participant
Do you have any outsourcing plans in France? If so, how many people would be affected? Secondly, what is your European factory project, and how does it impact France? Thirdly, do you plan any further divestments in trade journals in Europe, and specifically in France?
Rob van den Bergh
There are no divestments planned. We have said that we are focused on getting the merger between IMS and VNU through, which requires a lot of work. Our hands are full at the moment and we are very happy with our B2B operations. We are planning to launch the changed factory at the end of this year in France, so that will start in the last few months of 2005 and will be finalised in the first quarter of 2006. I cannot be specific about layoffs. Rob gave a qualitative impression of what he was going to do, so I think it is too early to be precise as to what is going to be done where. You will have to wait until we have further developed our plans.

10 August 2005	19

Analyst, Investor & Media Meeting	VNU
Participant
What is the European factory?
Rob van den Bergh
In the past, we had factories in 18 countries, which we are now trying to combine into one and roll out to our international clients. If Procter & Gamble in France wants to compare Italy and the UK, for example, we can then give per category exact numbers over the 18 countries. That is a big exercise because we are going from a very decentralised operation to a very centralised one. We started rolling that out at the beginning this year, and this will continue through 2007.
Hank[?]
You showed us a slide which contains a number of countries where you plan to expand the consumer panel rollout. Could you give us some colour about what kind of expansion you are thinking about? Susan explained to us that you do a lot of work with your clients before making changes so you know they are prepared to pay for it. Does it work the same way when expanding a panel? I noticed that India was not on the map. You have a subsidiary there, if I remember correctly? Why the absence in India?
Rob van den Bergh
Our consumer panel rollout has been done all over the world. The expansion is sometimes done step by step. For example, in a few countries in Europe, including Portugal, France, the UK and Germany, we are already there, but our panel size was smaller than the competition in those countries. To stay competitive, we had to increase the panel size, which is what we are doing. In those circumstances, there is no prearrangement with our clients; we have to do it to keep our clients happy. In the US, it was a bit different because we went from 60 to 125,000; we had four or five founding fathers who asked us very aggressively to increase the panel. They wanted to have better insights into the market and were willing to pay the money; the Procter & Gambles and Unilevers were very supportive of that expansion. However, that has involved an investment over the last two years of €10 million each year. In some other panels, it was much smaller. In Brazil, we had a little bit of support from some players, but not much.
I would love to have a big panel in India. Unilever had a great panel, but regrettably they sold it two years ago. We are certainly considering launching a panel against that, but you have to invest where you can, and my CFO does not let me invest in everything I would like. We have to be careful.
Participant
Are you talking millions of euros of investment or tens of millions?
Rob van den Bergh
We have said that, in Europe, we are investing €8 million in panels, and in the US we invested €10 million in each of the last two years. In Brazil, I think it is a few million.
Participant, Telegraph[?]
You give an EPS forecast for this year of 85-90 cents. What was this number in 2004? Secondly, could you explain why the big advertisers are against legislation on the LPM?
Rob Ruijter
EPS last year was 95 cents. Be aware that last year included World Directories.

10 August 2005	20

Analyst, Investor & Media Meeting	VNU
Susan Whiting
Major advertisers are not exactly against LPMs. The proposed legislation says that any television audience measurement company making any change — whether in sample size or technology — should go through an audit and have that service accredited and approved before they make the change. The major advertisers and ad agencies — including Comcast and many of our major clients — are firstly opposed to any legislation because they do not think the government will do a better job than the market. Secondly, they feel we are at a period where more change has to occur than ever before, and all this will do is slow things down.
Hans[?]
Could you give the base EBITDA level for 2004, excluding and including extraordinary items, for continuing operations? Secondly, could you comment on the fiscal status of share buybacks and the Dutch financing sector? Finally, what are you seeing with regards to price pressure on renewals, especially in Europe?
Rob Ruijter
I cannot give you the EBITDA level off the top of my head; it may well be in the information packet, but we will see if we can do a calculation. The Ministry of Finance agrees to having a second trading line and using that to buy back shares, which is a technical solution to get around the withholding tax that would otherwise be payable. We are still in discussions with The Hague on this, and we are still hopeful that the withholding tax will actually be eliminated in the not too distant future. There are a number of companies which suffer from that particular rule. The second trading line is clearly a less optimal solution because it is more costly for the company, and indirectly for the shareholders, who do not notice it other than that the company ultimately has to incur the cost.
Rob van den Bergh
We have stated in our press announcement that market conditions in Europe are generally not favourable, so price pressures, regardless of what we do — whether we sell advertising pages or renew contracts — are more challenging than in other parts of the world.
Participant, Fortis
There was a lot of outflow of working capital in the first half of the year. What are your expectations for the full year? Will they be in line with 2004, or do you see some deterioration? I understand that there is some positive cycling in trade shows for the second half. Are margins higher, year-on-year, than they were last year?
Rob Ruijter
You saw somewhat negative development in working capital because we are reducing some of our accruals, such as restructuring, as we are paying it out, which then has an influence. Otherwise, I would not expect any significant changes to working capital. Our days sales outstanding (DSOs) are more important to us, and those were managed down by two days compared to last year. Overall, I feel the company’s working capital is under good control.
Rob van den Bergh
The margins for trade shows are already very high, so I would not expect those to go higher. The second half is a bit stronger for trade shows, but I do not think that has an enormous impact on the margins.
Reinier Westeneng
Could you elaborate on the progress you have made with Project Atlas? Are you still comfortable with the expected savings in 2006 of €20 million?

10 August 2005	21

Analyst, Investor & Media Meeting	VNU
Rob van den Bergh
Project Atlas is on track and most of the savings will flow in at the end of 2005 and fully in 2006. I think the expectations of €20 million are still there.
Thank you very much for coming. We very much appreciate your questions.
This Full Transcript was produced by Ubiqus Reporting (+44 (0) 207 269 0370)

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk

10 August 2005	22

Analyst, Investor & Media Meeting	VNU
that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.

10 August 2005	23